[DWS Funds Letterhead]

April 28, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	DWS International Fund, Inc.

Registration Statement on Form N-14

(File No. 333-158137)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of April 29, 2009 or as soon thereafter as practicable.

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Sincerely,

DWS INTERNATIONAL FUND, INC.		DWS INVESTMENTS DISTRIBUTORS, INC.

By:	/s/ Caroline Pearson	By:	/s/ Caroline Pearson
Name:	Caroline Pearson	Name:	Caroline Pearson
Title:	Assistant Secretary	Title:	Secretary